Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Neovasc Announces Positive Preliminary Clinical Results for its Reducer
     Product in Refractory Angina Patients

     <<
     TSX Venture Exchange: NVC

     --Three-year Follow-Up Study on Patients Implanted with the Neovasc
     Reducer Shows Continued Excellent Safety Profile and Encouraging Signs of
     Efficacy--
     >>

     VANCOUVER, May 14 /CNW/ - Neovasc Inc. (TSXV: NVC), a developer of novel technologies used to treat vascular disease, today announced top-line positive preliminary results from the follow-up phase of a clinical trial of its
Neovasc Reducer(TM) for the treatment of refractory angina. The data shows that after three years, the majority of patients implanted with the Reducer device continue to show measurable improvement in angina symptoms and safety continues to be excellent. These preliminary results update positive six-month data previously reported in the Journal of the American College of
Cardiology(1).
     Refractory angina is a painful and debilitating condition that results from lack of adequate blood flow through the coronary arteries that feed the heart. It currently affects over two million patients worldwide who typically lead severely restricted lives, and its incidence is growing. The Neovasc
Reducer is a unique device that is implanted in the coronary sinus vein. By altering the pattern of blood flow perfusing the heart, the Reducer is intended to provide relief of refractory angina symptoms. Implantation of the
Reducer is performed using a minimally invasive percutaneous procedure that is similar to implanting a coronary stent and takes approximately 20 minutes.
     "The preliminary results from this three-year follow-up confirm the positive data seen in the initial study and are very promising," said Dr.
Shmuel Banai, principal investigator of the study and medical director of
Neovasc. "We are encouraged by the continuing excellent safety profile of the
Reducer and its apparent ability to maintain improvement in angina symptoms over time. This data suggests that the Reducer may offer a viable long-term treatment option for refractory angina patients who have failed other therapies. We look forward to sharing the full results from this study in a peer-reviewed scientific forum in the coming months."
     In the trial, 15 patients with refractory angina were implanted with the
Reducer device. One patient was subsequently excluded from the original six-month efficacy analysis due to an unrelated condition. All 14 of the remaining patients have continued in follow-up for three years or more.
Preliminary results of the three-year follow-up showed that there were no device-related adverse events or complications reported in these patients, confirming the excellent safety profile observed in the initial six-month follow-up period. Treatment with the Reducer also appears to be durable -
after three or more years, the majority of the 14 patients continued to maintain an improvement in angina symptoms.
     "While these results are still preliminary, they support our expectations that the Reducer could greatly benefit patients suffering from refractory angina and allow them to resume a more active lifestyle," said Neovasc CEO,
Alexei Marko. "We look forward to completing final analysis of the data from this study and continuing to advance Reducer through the clinical and regulatory review process."

     <<
     (1) Banai S, Ben Muvhar S, Parikh KH, et. al. Coronary Sinus Reducer
         Stent for the Treatment of Chronic Refractory Angina Pectoris.
         J Am Coll Cardiol 2007;49: 1783-9
     >>

     About Neovasc Inc.

     Neovasc Inc. is a new specialty vascular device company that develops, manufactures and markets medical devices for the rapidly growing vascular and surgical marketplace. The company's current products include the Neovasc
Reducer(TM), a novel product in development to treat refractory angina, as well as a line of advanced biological tissue technologies that are used to enhance surgical outcomes and as key components in a variety of third party medical products. For more information, visit: www.neovasc.com.

     Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words
"anticipates," "believes," "may," "continues," "estimates," "expects," and
"will" and words of similar import, constitute "forward-looking statements"
within the meaning of the U.S. Private Securities Litigation Reform Act of
1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates;
history of losses and lack of and uncertainty of revenues, ability to obtain required financing, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses, technology changes;
competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with Canadian securities regulators. Although the
Company believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

     %CIK: 0001399708

     /For further information: Corporate contact: Neovasc Inc., Chris Clark,
(604) 248-4138; U.S. media & investor contact: GendeLLindheim BioCom Partners,
Barbara Lindheim, (212) 918-4650/
     (NVC.)

CO:  Neovasc Inc.

CNW 07:32e 14-MAY-09